Exhibit 99.1

WHITESTONE REIT
Insider Trading Compliance Policy

Effective as of May 14, 2007

The Board of Trustees (the “Board”) of Whitestone REIT (the “REIT”) adopted this Insider Trading Compliance Policy (this “Policy”) on May 14, 2007.  This Policy concerns the handling of material, non-public information relating to the REIT, Whitestone REIT Operating Partnership, L.P. (together with the REIT, the “Company”) or other companies with which with Company deals and with the buying and selling of shares and other securities of the Company and such other companies.

I.      Insider Trading Prohibited

General Rule. No employee, officer or trustee of the Company may purchase or sell Company securities while he or she is in possession of material, nonpublic information relating to the Company.  This restriction does not apply to certain “Permitted Transactions,” which are discussed in Section V.

Employees, Officers andTrustees.  This Policy applies to all employees, officers and trustees of the Company.  Each provision of this Policy that applies to an employee, officer and trustee also applies to:

•	members of their immediate families with whom they share a household;

•	other persons with whom they share a household;

•	persons who principally rely on the employee, officer or trustee for their financial support, regardless of where those persons reside; and

•	any person or entity over which they have control or influence with respect to a transaction in securities (i.e., a trustee of a trust or an executor of an estate).

Likewise, references to “you” in this Policy also refer to each of the people listed above with respect to you.  Because the people listed above are covered by this Policy, you will be responsible for their transactions in Company securities and, in order to maintain your compliance with this Policy, you should ensure that those people do not purchase or sell Company securities without your clearance.

Other Persons.  It may be appropriate, in some circumstances, for persons who are not employed by the Company (in addition to those listed above) to be subject to the same restrictions as Company employees and other “insiders.”  If you are aware of a situation in which a consultant, advisor or other person not employed by the Company will have access to material, nonpublic information about the Company, you should bring this situation to the attention of the Chief Financial Officer, who will make appropriate arrangements to protect the Company.

Material, Nonpublic Information.

Material.  Information is considered “material” if:

•	a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;

•	a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or

•	the information could reasonably be expected to have a substantial effect on the price of the security.

Nonpublic.  Information is nonpublic until it has been “publicly disclosed,” meaning that it:

•	is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and

•	has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the Securities and Exchange Commission (the “SEC”).  The period in which information is considered to be “nonpublic” varies in length depending on the type of information released, the market’s expectations relating to the subject matter of the release, and the market’s reaction after the information is released.

Examples of material, nonpublic information might include information about:

•	the Company’s financial or operating results, whether for completed periods or expectations for future periods;

•	the gain or loss of a substantial tenant or any significant change in a business relationship;

•	a material impairment or change in the value of the Company’s assets;

•	the filing of litigation or claims against the Company, developments in pending litigation or other contingent liabilities affecting the Company;

•	negotiations involving a joint venture, merger or acquisition;

•	changes in top management;

•	significant accounting developments; and

•	the offering of additional securities.

Information may be material whether it is favorable or unfavorable to the Company.  The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances.  Where there is any possibility that an item may be considered “material,” you should treat it as such and you should confer with the Chief Financial Officer for a definitive ruling.

Other Companies.  While this Policy prohibits trading in Company securities while you are in possession of material, nonpublic information about the Company, it also prohibits trading in securities of any other companies about which you learn material, nonpublic information in the course of performing your duties for the Company.  For example, you may be involved in a transaction in which the Company expects to enter into (or terminate) a substantial business relationship with another company.  Even though the size of the transaction may be immaterial to the Company, it may be material to the other company.  This Policy prohibits you from trading in the securities of that company while aware of this nonpublic information or from tipping others regarding the information.

Securities; All Transactions.  This Policy prohibits certain transactions in the “securities” of the Company.  Any securities that the Company issues, including any debt securities, common shares or partnership units, are subject to this Policy.  This Policy also applies to any derivatives related to Company securities, as discussed below.  Purchases and sales of Company securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

Investments.  The Company expects its employees, officers and trustees not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of our securities.  If you do purchase Company securities, you are strongly encouraged to do so with the expectation of owning those securities for an extended period of time — at a minimum, for six months.  The Company recognizes, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Company securities that you originally purchased with the intent of holding as a long-term investment.

Short Sales.  A “short sale” generally is a transaction involving securities that the seller does not own at the time of sale.  Selling securities “short” is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature.  Short selling will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly when the trading occurs before a major company announcement or event.  Accordingly, our employees, officers, and trustees are prohibited from engaging in “short sales” of Company securities.

Derivative Securities.  Derivative securities are securities whose value varies in relation to the price of Company securities.  For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions.  Our employees, officers, and trustees are generally prohibited from purchasing or selling derivative securities relating to Company securities.  However, you may enter into long-term forward sales and other long-term transactions that are used to hedge your existing ownership positions in Company securities.  If you have any question as to whether a particular hedging or derivative transaction is permitted under this Policy, you should contact the Chief Financial Officer.  In addition, any restrictions under this Policy that apply to you when purchasing or selling Company securities also apply to you when entering into a permitted hedging transaction.

Pledged Shares; Margin Loans.  Sales of Company shares that you have pledged as security for a loan have no special exemption from insider trading laws or this Policy.  Accordingly, you should be extremely careful when utilizing a margin loan in a brokerage account or otherwise using your Company securities as collateral for a loan.

Under margin arrangements, a broker is entitled to sell shares which you have deposited as collateral for loans, if the value of your securities falls below the brokerage firm’s margin requirements.  Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if the sale is made at a time when you are in possession of material, nonpublic information.  Accordingly, such a sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows or pre-clearance requirements.  As a result, if you use Company securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) to satisfy margin requirements to prevent your broker from selling your Company securities at a time that would result in a violation of insider trading laws or this Policy.  Similar cautions apply to a bank or other loan for which you have pledged Company securities as collateral.

Safest Time for Transactions. All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Company securities will generally be a few days after the Company’s release of financial information relating to a completed quarter.  The appearance of improper trading may increase as the end of the next fiscal quarter approaches.

II.    Unauthorized Disclosure of Material, Nonpublic Information Prohibited

General Rule.  No employee, officer or trustee may disclose material, nonpublic information about the Company or any company with which the Company deals to anyone outside of the Company, unless authorized to do so.

Tipping.  Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material, nonpublic information.  Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material, nonpublic information indirectly from you, if you are the ultimate source of their information.

Discussing or Recommending Company Securities. The Company recognizes that employee enthusiasm for the Company and its business prospects is a vital element of its success.  You should, however, use extreme caution when discussing our business or our securities with anyone outside of the Company.  In the course of discussing our business or our securities, accidental disclosure of material, nonpublic information can occur and can be viewed as “tipping.”  Likewise, recommendations of our securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material, nonpublic information by the Company, even if you are unaware of that information.

Chat Rooms and Internet Postings. No employee, officer or trustee may disclose information about the Company on the Internet (regardless of whether such information is material or already public), and, more specifically, in discussion forums or chat rooms where companies and their prospects are discussed.  Messages in these forums are typically made by unsophisticated investors who are sometimes poorly informed, and generally are carelessly stated or, in some cases, malicious or manipulative and intended to benefit their own share positions.  In addition, disclosures of material nonpublic information through this type of forum may amount to a “tip” or leak of such information, in violation of this Policy and applicable law.  Accordingly, no employee, officer or trustee of the Company may discuss Company-related information in such a forum, regardless of the situation.  Despite any inaccuracies that may exist in these forums, postings in these forums can result in the disclosure of information that may be harmful to the Company and expose you to liability for violating federal securities laws.

Authorization to Disclose Material, Nonpublic Information.  Only certain employees, officers and trustees are authorized to make public disclosures of material, nonpublic information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors).  Unless you are authorized to do so by the President and Chief Executive Officer or the Chief Financial Officer, you should refrain from discussing material, nonpublic information with anyone outside of the Company.  Even in discussions with others subject to this Policy, you should consider the consequences of disclosing material, nonpublic information to them.  For example, by doing so, you would preclude those persons from trading in the Company’s securities until the information is publicly disclosed.  Accordingly, you should restrict the communication of material, nonpublic information to those employees, officers, and trustees having a need to know in order to serve the Company’s interests.

Non-Disclosure Agreements.  Employees, officers and trustees involved in transactions or other negotiations that require disclosure of material, nonpublic information with parties outside the Company should generally have those to whom such information is being disclosed sign a non-disclosure agreement.  The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Company securities while in possession of such information.  You should confer with the Chief Financial Officer whenever a non-disclosure agreement may be needed.

III.   Trading Windows

Standard Trading Windows.  Members of the Pre-Clear Group, defined in Section IV below, and certain additional employees as may be designated and notified by the Chief Financial Officer, the names of whom will be provided to the Board (collectively with the Pre-Clear Group, the “Window Group”), may only purchase or sell the Company’s securities:

•	during the trading windows described below, and

•	when the individual is not in possession of material, nonpublic information.

Outside of the trading windows, members of the Window Group may not purchase or sell Company securities, even if they are not personally aware of any material, nonpublic information.  However, members of the Window Group may engage in Permitted Transactions (described in Section V below) outside of the trading windows.

Subject to the last sentence of this paragraph, each trading window will open one full trading day after the Company’s quarterly release of earnings and will close 20 days prior to the end of the following quarter.  By way of example, if the Company released information regarding its results for the first quarter after the close of business on May 2, the trading window would open on the morning of May 4, and would remain open through June 10.  However, you should not expect that the window will open on any particular date or remain open for any minimum period of time.  Significant corporate developments may require changes to the schedule, including closing the window at the Company’s option at any time.

Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material, nonpublic information.  Regardless of whether the trading window is open or closed, you may not trade in Company securities if you are in possession of material, nonpublic information about the Company.

Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction.  You must be certain that this type of order will not be executed while you are in possession of material, nonpublic information about the Company or, if you are a member of the Window Group, at any time other than during a trading window.  Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction.  Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.

IV.           Pre-Clearance of Transactions

General.  Before purchasing or selling Company securities, any of our trustees, officers and certain employees as may be designated and notified by the Chief Financial Officer, the names of whom shall be provided to the Board (the “Pre-Clear Group”), must obtain clearance of the transaction from the Chief Financial Officer.  This clearance must be obtained before you place the order for, or otherwise initiate, any transaction in Company securities.  Any pre-clearance that you obtain will be valid for a transaction executed within two business days, unless either the pre-clearance is granted for a shorter period or you learn of material, nonpublic information during that time.  Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.  In addition, the Company’s Chief Executive Officer and Chief Financial Officer must notify the chairperson of the Nominating and Corporate Governance Committee of the Board prior to initiating any transaction in Company securities.

Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material, nonpublic information described in Section I.  Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Company securities if you are in actual possession of material, nonpublic information about the Company.

Permitted Transactions. Members of the Pre-Clear Group are required to receive pre-clearance prior to exercising any options or making any gifts of Company securities.  Pre-clearance is not required prior to entering into any other Permitted Transaction.

V.    Permitted Transactions

The following are “Permitted Transactions”:

•
acceptance or receipt of an option, restricted shares or similar grants of securities under one of the Company’s employee benefit plans (including elections to acquire options in lieu of other compensation) or the cancellation or forfeiture of options or restricted shares pursuant to the Company’s plans;

•	election to participate in, cease participation in or purchase securities under a Company employee share purchase plan, if such a plan is in effect (see further discussion which follows);

•	earning or vesting of options or restricted shares and any related share withholding;

•
exercise of options issued under the Company’s option plans in a cash exercise or payment of the exercise price in shares and any related share withholding transactions, but not the sale of any shares acquired in the option exercise (see further discussion which follows);

•
transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);

•
bona fide gifts of shares, but not (1) where you anticipate that the recipient will sell the securities immediately upon or shortly after their receipt or (2) where you are delivering the shares in payment of a previous commitment to make a cash gift (see further discussion which follows);

•
with respect to officers only, execution of a transaction pursuant to a contract, instruction, or plan described in Rule 10b5-1 of the Securities Exchange Act of 1934, or a “Trading Plan,” as discussed below (see further discussion which follows); or

•	any other transaction designated by the Board or senior management as a Permitted Transaction.

Employee Benefit Plan Transactions.  Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under a Company sponsored equity-based benefit plan.  For example, although your ongoing participation in a plan may involve the regular purchase of the Company’s common shares, either directly pursuant to an investment election or indirectly through an employer matching contribution, those purchases are Permitted Transactions.  Please note, however, that the movement of balances in those plans into or out of Company securities or changes in your investment direction under those plans are not Permitted Transactions.  This means that you may not make such transfers or elections while you are in possession of material, nonpublic information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window if you are in the Window Group and with pre-clearance if you are in the Pre-Clear Group).

Transactions in employee options also are considered Permitted Transactions if there is no related sale to a person other than the Company.  Please note, however, that a sale of shares following or in connection with an option exercise is not a transaction with the Company and is, therefore, not a Permitted Transaction.  Thus, you may engage in a cash exercise of an option as long as you retain the shares you buy in the exercise.  You also may engage in share-for-share exercises or elect share withholding without violating the Policy.  However, it would not be a Permitted Transaction for you to exercise an option, sell the resulting shares and then use the proceeds from that sale to pay for the exercise of additional options in a same day sale.

Transactions in Which There is No Change in Beneficial Ownership.  Certain transactions involve merely a change in the form in which you own securities.  For example, you may transfer shares to a trust if you are the only beneficiary of the trust during your lifetime.

Gifts of Company Securities. Bona fide gifts of Company securities, whether to charitable institutions or to friends and family members, are generally considered to be Permitted Transactions.  However, if you believe that the recipient will sell the shares either immediately or shortly after receiving them (within six months) or if you are making the gift to satisfy a previous commitment to make a cash gift, then the gift would not be a Permitted Transaction and the normal restrictions would be applicable.  This policy is designed to avoid the embarrassment of having one of our employees make a gift of shares that ends up being sold into the market at a time when the employee could not sell the shares directly and to avoid employees making gifts of shares when the gift will satisfy a previous pledge of cash.  Although bona fide gifts of shares are Permitted Transfers, members of the Pre-Clear Group must pre-clear all gifts of shares.

Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act of 1934) that provides an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, nonpublic information, even if it turns out that you had such information when the transaction is actually completed.  The contract, instructions, or plan must:

•	specify the amount, price and date of the transaction;

•	specify an objective method for determining the amount, price and date of the transaction; or

•	place the discretion for determining the amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material, nonpublic information.

You may not exercise discretion or influence over the amount, price, and date of the transaction after entering into the arrangement.  These arrangements are referred to in this Policy as “Trading Plans.”  The rules regarding Trading Plans are complex and must be complied with completely to be effective.  You should consider consultation with your own legal advisor before proceeding with entering into any Trading Plan.

Only officers of the Company may enter into a Trading Plan.  In order to enter into a Trading Plan, an officer must pre-clear the Trading Plan with the Chief Financial Officer and obtain the prior approval of the Board.  Any restrictions under this Policy that apply to you when purchasing or selling Company securities also apply to you when establishing a Trading Plan.  Therefore, you may not establish a Trading Plan when you are in possession of material, nonpublic information about the Company, and trading window restrictions must be complied with in connection with establishing a Trading Plan. The Company may from time to time adopt additional rules for the establishment and operation of Trading Plans, and you will need to comply with these rules in order to utilize a Trading Plan.  Once a Trading Plan has been pre-cleared by the Chief Financial Officer and approved by the Board, transactions executed pursuant to that Trading Plan do not require further approval.

In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan.  Even though transactions executed in accordance with a Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before the Company announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan.

VI.          Other Securities Matters

Executive officers, trustees and holders of 10% or more of the Company’s securities may be liable for “short-swing” profits from purchases and sales of the Company’s securities under Section 16(b) of the Securities Exchange Act of 1934.  This section provides that any such person who makes both a purchase and a sale or a sale and a purchase of the Company’s securities within a period of six months must, unless an available exemption applies, pay to the Company the excess of the sale price over the purchase price even if no real profit was made.  Section 16(b) continues to be applicable to officers and trustees for a six month period after they cease to serve in that capacity.  If you are, or were within the preceding six months, an executive officer or trustee of the Company, prior to effecting any transaction in Company securities you should consult with the Chief Financial Officer regarding the implications of Section 16(b).

If you hold “restricted securities” (securities that cannot be resold unless (a) registered under the Securities Act of 1933, (b) sold pursuant to Rule 144 under the Securities Act or (c) disposed of pursuant to another exception from the registration requirements of the Securities Act), you should consult with the Chief Financial Officer prior to selling any of those securities.

VII.         Sanctions for Violations of this Policy

The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.

A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits realized or loss avoided), and injunctive actions.  In addition, punitive damages may be imposed under applicable state laws.  Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees.  Controlling persons include trustees, officers and supervisors.  These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider.  Accordingly, it is incumbent on all Company employees to comply with this policy and applicable securities laws and to ensure that those employees who they supervise also comply.

Inside information does not belong to any of the Company’s individual employees, officers or trustees.  This information is an asset of the Company.  For any person to use such information for personal benefit or to disclose it to others outside of the Company violates the Company’s Code of Business Conduct and Ethics, this Policy and federal securities laws.  More particularly, insider trading is a fraud against members of the investing public and against the Company.  Whether or not there is any actual trading of our securities, any violation of this Policy will be grounds for discipline, including termination of employment for cause.

VIII.        Administration of this Policy

Administration by the Chief Financial Officer.  The day-to-day administration of this Policy will be carried out by the Chief Financial Officer.  If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Chief Financial Officer.

Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Chief Financial Officer.

Exemptions.  An individual subject to the trading windows described in Section III may request the Chief Financial Officer to grant him or her a hardship exemption from those restrictions if he or she is not otherwise prohibited from trading under Section I.  However, it is anticipated that these exemptions will be given very rarely and only in extreme circumstances.

Amendment of the Policy. The Board reserves the right to amend this Policy from time to time.  If they do so, you will be provided with the substance of any such changes through normal communication channels.

Please remember that the ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you.  The consequences to you of non-compliance could be severe.  You should use your best judgment and consult with the Chief Financial Officer, and your legal and financial advisors, as needed.